838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 20-417 July 15, 2020

Platinum Group Metals Ltd. Reports Third Quarter Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" "PTM" or the "Company") reports the Company's financial results for the nine months ended May 31, 2020 and provides a summary of recent events and outlook.

For details of the condensed consolidated interim financial statements (the "Financial Statements") and Management's Discussion and Analysis for the nine months ended May 31, 2020 please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company's website at www.platinumgroupmetals.net.  Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

All amounts herein are reported in United States dollars unless otherwise specified.  The Company holds cash in Canadian dollars, United States dollars and South African Rand.  Changes in exchange rates may create variances in the cash holdings or results reported.

Recent Events

Following the September 2019 independent Definitive Feasibility Study (the "Waterberg DFS"), approved by the joint venture in December 2019, an implementation and optimization work program (the "Work Program") is underway on the Company's palladium dominant Waterberg project, located on the North Limb of the Bushveld Complex in South Africa (the "Waterberg Project"). Platinum Group owns the controlling stake in the Waterberg deposit, which hosts 19.5 million ounces of palladium, platinum, gold and rhodium proven and probable reserves.  The Work Program is advancing, funded by Impala Platinum Holdings Ltd. ("Implats") while being managed by Waterberg JV Resources (Pty) Limited ("Waterberg JV Co.") on behalf of the joint venture owners, being Platinum Group, Implats, Japan Oil, Gas and Metals National Corporation ("JOGMEC"), Hanwa Co. Ltd. ("Hanwa") and Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo").

On June 17, 2020 the Company closed a non-brokered private placement of 1,221,500 common shares at price of $1.40 each for gross proceeds of $1.71 million.  Hosken Consolidated Investments Limited ("HCI"), an existing major shareholder of the Company, subscribed for 500,000 common shares through Deepkloof Limited ("Deepkloof"), a wholly owned subsidiary of HCI, maintaining HCI's effective ownership percentage in the Company at approximately 31.59%.

On June 15, 2020 Implats delivered formal notice stating their intention not to exercise their Purchase and Development Option (the "Purchase and Development Option") to acquire and earn into a 50.01% interest in the Waterberg Project.  Implats stated that notwithstanding the positive progress achieved on the Work Program to date, and the strategic alignment between the Waterberg asset and Implats stated portfolio objectives, the unprecedented events brought about by the COVID-19 pandemic necessitated Implats to re-evaluate the impact of the increased economic uncertainty on Implats' strategy and risk appetite in the short, medium and long term.  Pursuant to the terms of the Purchase and Development Option, although unlikely, Implats may still exercise the Purchase and Development Option for a period of ninety days subsequent to their formal notice.  Implats has indicated they intend to continue discussions in good faith on potential smelter offtake arrangements for the Waterberg Project.  Implats reiterated their support of both the Waterberg Project and the joint venture partners and plans to remain an active 15% participant, including funding of their share of costs, subject to future considerations.

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On March 31, 2020 the Implats' Purchase and Development Option was amended, by formal agreement, to extend the termination date from April 17, 2020 to ninety calendar days following receipt of an executed Mining Right for the Waterberg Project.  In consideration, Implats agreed to fund 100% of the Work Program.  The Work Program, budgeted to cost up to approximately Rand 55 million, is aimed at increasing confidence in specific areas of the Waterberg DFS while awaiting the grant of a Mining Right and Environmental Authorization.  Under the Purchase and Development Option Implats may elect to increase its stake in Waterberg JV Co.  from 15% to 50.01% by purchasing an additional 12.195% equity interest from JOGMEC for $34.8 million and earning a further 22.815% interest by making a firm commitment to an expenditure of $130.0 million in development work.  Implats made a strategic investment of $30.0 million in November 2017 to purchase a 15% stake in the Waterberg Project.

On December 19, 2019 the Company closed a non-brokered private placement of 3,225,807 common shares at price of $1.24 each for gross proceeds of $4.0 million.  HCI subscribed for 1,612,931 common shares through Deepkloof, increasing HCI's effective ownership percentage in the Company to approximately 31.67%.

On September 24, 2019 the Company published the results of the Waterberg DFS.  Later, on December 5, 2019, the shareholders of Waterberg JV Co. formally approved the Waterberg DFS.  The associated technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019 was filed on SEDAR on October 7, 2019.  Key findings of the Waterberg DFS include:

• The Waterberg DFS projects a fully mechanised, shallow, decline access palladium, platinum, gold and rhodium ("4E") mine at an annual steady state production rate of 420,000 4E ounces and a 45 year mine life on current reserves.  Peak project funding is estimated at $617 million.

• After-tax Net Present Value ("NPV") of $982 million, at an 8% real discount rate, using spot metal prices as at September 4, 2019 (Incl. $1,546 Pd/oz) ("Spot Prices").

• After-tax NPV of $333 million, at an 8% real discount rate, using three-year trailing average metal prices up until September 4, 2019 (Incl. $1,055 Pd/oz) ("Three Year Trailing Prices").

• After-tax Internal Rate of Return ("IRR") of 20.7% at Spot Prices and 13.3% at Three Year Trailing Prices.

• On site life of mine average cash cost (inclusive of by-product credits and smelter discounts) for the spot price scenario equates to $640 per 4E ounce.

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• Updated measured and indicated mineral resources1 of 242.4 million tonnes at 3.38g/t 4E for 26.4 million 4E ounces (using 2.5 g/t 4E cut-off) and the deposit remains open on strike to the north and below a depth cut-off of 1,250-meters.

• Proven and probable mineral reserves2 of 187.5 million tonnes at 3.24 g/t 4E for 19.5 million 4E ounces (using 2.5 g/t 4E cut-off), a significant increase from the Waterberg Project's 2016 Pre-Feasibility Study.

The Waterberg DFS concludes that the Waterberg Project will be one of the largest and potentially lowest cash cost underground palladium, platinum, gold and rhodium ("PGM") mines globally.

Results For The Nine Months Ended May 31, 2020

The Company has taken steps to cut costs and reduce debt during the last twelve months. During the nine months ended May 31, 2020, the Company realized a net loss of $5.9 million (May 31, 2019 - net loss of $13.1 million).  General and administrative expenses during the nine month period were $2.7 million (May 31, 2019 - $3.8 million).  Losses on foreign exchange were $4.1 million (May 31, 2019 - $7.3 million), primarily due to variance in the US Dollar to Canadian Dollar exchange rate.  Stock based compensation expense, a non-cash item, totalled $1.1 million (May 31, 2019 - $0.5 million).  Interest costs of $4.1 million were lower in the current period (May 31, 2019 - $7.3 million) due to lower debt levels.  A gain on fair value of financial instruments of $3.1 million was recognized in the current period (May 31, 2019 - $0.8 million loss) due predominantly to a decrease in the value of unexercised US$1.70 common share purchase warrants that expired on November 22, 2019.  Basic and diluted loss per share for the nine months ended May 31, 2020 totalled $0.10 as compared to a loss of $0.42 per share for the nine months ended May 31, 2019.

Accounts receivable at May 31, 2020 totalled $0.1 million (May 31, 2019 - $0.5 million) while accounts payable and accrued liabilities amounted to $0.7 million (May 31, 2019 - $4.0 million).  Accounts receivable were comprised of mainly of amounts receivable for value added taxes repayable to the Company in South Africa. Accounts payable consisted primarily of engineering and professional fees and regular trade payables.

Total expenditures on the Waterberg Project, before partner reimbursements, for the nine months ended May 31, 2020 were approximately $2.1 million (May 31, 2019 - $6.4 million).  At period end, $34 million in accumulated net costs had been capitalized to the Waterberg Project.  Total expenditures on the property since inception to May 31, 2020 are approximately $74.7 million.  For more information on mineral properties, see Note 3 of the Financial Statements.

Subsequent to period end, on June 30, 2020, the Company received a letter from the South African Revenue Service advising that their audit of income tax returns for Platinum Group Metals (RSA) Proprietary Limited ("PTM RSA") for tax years 2014, 2015 and 2016 had been completed with no reassessment or adjustment to the Company's filed tax returns for the three years audited.

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1 Measured 58.5 million tonnes at 3.42 g/t 4E and Indicated 183.9 million tonnes at 3.37 g/t 4E
2 Proven 48.3 million tonnes at 3.28 g/t 4E and Probable 139.2 million tonnes at 3.22 g/t 4E

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Outlook

The Company's key business objective is to advance the palladium dominant Waterberg Project to a development and construction decision.  The positive results of the recent Waterberg DFS provide a solid value assessment for the Waterberg Project.  The long-term market outlook for the metals to be produced at Waterberg remains positive.  Following Implats' formal notice stating their intention not to exercise their Purchase and Development Option, the Company has received interest from other potential strategic partners in the Waterberg Project.

The Work Program now underway, paid for substantially by Implats, will focus on project optimization, operational readiness and risk mitigation.  The Work Program is currently being carried out in compliance with South African health orders aimed at halting the spread of the COVID-19 virus.

The Company will continue working towards its next major milestone of obtaining the Mining Right for the Waterberg Project.  The expected grant of a Mining Right may be delayed from previous guidance as a result of the current South African stay at home order and possible future restrictions.  Contact with government and regulatory agencies has continued to date.

Concentrate offtake negotiations with Implats are currently in process.  The Company and Waterberg JV Co. have begun a process to assess commercial alternatives for mine development financing and concentrate offtake, subject to Implats' right to match offtake proposals.  Several parties are currently in discussions with the Company.

The Company's battery technology initiative through Lion Battery Technologies Inc. (''Lion''), a new venture launched in July 2019 with an affiliate of Anglo American Platinum Limited, represents an exciting research, innovation and commercialization opportunity in the high-profile lithium battery field using palladium and platinum.  Recent laboratory work by Lion has discovered innovations that are in line with our technical objectives and are now covered in patent applications filed by Lion.  The investment in Lion creates a potential vertical integration with electric vehicles, which may otherwise be a potential threat to the platinum and palladium market.

The Company will follow government health directives in the months ahead.  The health and safety of employees is a priority. The Company plans to drive ahead with its core business objectives while reducing costs where possible in this period of market uncertainty.

As well as the discussions within this press release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's 2019 annual report on Form 20-F, which was also filed as the Company's annual information form in Canada.

Qualified Person

R. Michael Jones, P.Eng., the Company's President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and is responsible for preparing the scientific and technical information contained in this news release.  He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

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About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator and majority owner of the Waterberg Project, a palladium dominant bulk underground PGM deposit located in South Africa.  The Waterberg DFS was approved by Waterberg JV Co., the project joint venture company, on December 5, 2019.  The Waterberg Project was discovered by Platinum Group and is being jointly advanced with the shareholders of Waterberg JV Co., being Platinum Group, Implats, JOGMEC, Hanwa and Mnombo.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

CFO, Corporate Secretary and Director

For further information contact:

 R. Michael Jones, President

 or Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The recent COVID-19 pandemic and related measures taken by government create uncertainty and have had, and may continue to have, an adverse impact on many aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding Implats' continuation of discussions of potential smelter offtake arrangements and continued participation in the Waterberg Project, the market for PGM metals, the results of the Waterberg DFS, the Waterberg Project becoming one of the largest and potentially lowest cash cost underground PGM mines globally, the completion of the Work Program, financing and mine development of the Waterberg Project and the grant of the Mining Right. Estimates of mineral reserves and mineral resources are also forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

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The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the US $20 million senior secured facility with the Sprott Private Resource Lending II (Collector), LP ("Sprott") entered into August 21, 2019 (the "2019 Sprott Facility") is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to Sprott, under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company  or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the Toronto Stock Exchange if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission ("SEC") and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.

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Estimates of mineralization and other technical information referred to or included herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In particular, "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under NI 43-101; however, SEC Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Accordingly, descriptions of the Company's mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.